SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For August 22, 2002



                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)


                                 6 Front Street
                                 Hamilton HM 11
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      -----


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No    X
             -----                      -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 83- N/A
                                                  ---


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                           THE BANK OF BERMUDA LIMITED

         On August 22, 2002, The Bank of Bermuda Limited announced the appointment of two new Executive Officers. The press release with respect to this matter is attached as an exhibit to this Form 6-K and incorporated herein by reference.


         Exhibit Index

         99.1         Press Release, dated August 22, 2002



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE BANK OF BERMUDA LIMITED


                                       By: /s/ Judith P. Doidge
                                           ----------------------------------
                                           Name:   Judith P. Doidge
                                           Title:  Corporate Secretary

Date:    August 22, 2002



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